Exhibit 12.

Questar Market Resources, Inc.

Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2008	2007	2006
	(dollars in millions)
Earnings
Income before income taxes	$910.4	$662.1	$562.7
Less Company’s share of earnings of
equity investees	(1.7)	(8.9)	(7.5)
Plus distributions from equity investees	0.5	10.4	7.1
Plus interest expense	62.2	35.6	33.9
Plus capitalized interest	4.9
Plus interest portion of rental expense	2.0	1.5	1.2
	$978.3	$700.7	$597.4

Fixed Charges
Interest expense	$ 62.2	$ 35.6	$ 33.9
Plus capitalized interest	4.9
Plus interest portion of rental expense	2.0	1.5	1.2
	$ 69.1	$ 37.1	$ 35.1

Ratio of Earnings to Fixed Charges	14.2	18.9	17.0

For purposes of this presentation, earnings represent income before income taxes adjusted for fixed charges, earnings and distributions of equity investees. Income before income taxes includes Market Resources’ share of pretax earnings of equity investees. Fixed charges consist of total interest charges (expensed and capitalized), amortization of debt issuance costs, and the interest portion of rental expense estimated at 50%.